Exhibit 99.3

NICE to Present Critical Strategies to Create Next-Gen Customer Experiences for Today’s Digital Consumers

In a new series of virtual events, acclaimed industry and product experts will share insights on digitally fluent business strategies using AI, analytics, automation, cloud and agile workforce engagement management

Hoboken, N.J., May 10, 2021 – NICE (Nasdaq: NICE) today announced a new series of virtual events sharing best practices for delivering next-gen CX and meeting customers on their channel of choice while providing hyper-personalized experiences. Featuring industry thought leaders, leading analysts and NICE solutions experts, the series will highlight current and future trends as well as best practices for digital fluency, agile workforce engagement and more by infusing AI everywhere

Contact centers face evolving demands in many areas, such as managing their workforce in hybrid work environments, satisfying next-gen consumers who expect no less than the variety and flexibility they have when interacting digitally with friends and family, preventing fraud, and meeting compliance standards. The series will address how companies can meet these goals, while ensuring efficient business processes, driving brand loyalty and gaining competitive advantages.

Among the presenters are representatives of leading research and advisory firms such as Forrester, DMG Consulting, and McGee-Smith Analytics. Key webinars in the series include:

•May 13, 2021: Donna Fluss, President of DMG Consulting LLC, on “Digital Transformation and Innovation in the World of Workforce Management.”
•June 3, 2021: Sheila McGee-Smith, President and Principal Analyst at McGee-Smith Analytics, on “The Future of Work: What Does It Mean in the Contact Center.”
•June 10 , 2021: Ossi Dobzinski, Product Marketing Manager at NICE, on “The Future of Fraud Prevention.”
•June 17, 2021: Dana Shalev, Head of Product Marketing for Multi-Channel Recording at NICE, on “Contact Center Compliance Challenges in the New Era.”

“Delivering on the promise of exceptional customer experience today means leadership in next-gen CX, digital fluency and agility,” said Einat Weiss, CMO, NICE. “Looking at the most successful global companies, this means embedding AI everywhere to provide real-time insights, predict intent, automate business processes, improve engagement, proactively prevent fraud, and ensure regulatory adherence. Our latest webinar series is geared towards helping organizations meet these goals so they can confidently adapt to the dynamic future of customer service.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. Weiss, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.